ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY

PROSPECTUS SUPPLEMENT

DATED MAY 16, 2011)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-158636

FOR IMMEDIATE RELEASE

E*TRADE Financial Media Relations Contact

Susan Hickey

646-521-4675

susan.hickey@etrade.com

E*TRADE Financial Investor Relations Contact

Brett Goodman

646-521-4406

brett.goodman@etrade.com

E*TRADE FINANCIAL CORPORATION REPORTS

MONTHLY ACTIVITY FOR APRIL 2011

NEW YORK, May 16, 2011 – E*TRADE Financial Corporation (NASDAQ: ETFC) today released its Monthly Activity Report for April 2011.

Daily Average Revenue Trades (“DARTs”) for April were 160,907, a four percent decrease from March and an 11 percent decrease from the year-ago period. The company ended the month with approximately 2.8 million brokerage accounts – including gross new brokerage accounts of 42,421 and net new brokerage accounts of 17,849 during the month. Total accounts ended the month at approximately 4.3 million.

Net new brokerage assets were positive $0.8 billion in the month. During the month, customer security holdings increased by three percent, or $3.8 billion, and brokerage-related cash increased by $0.5 billion to $26.4 billion, while customers were net sellers of approximately $0.3 billion in securities. Bank-related cash and deposits decreased by $0.2 billion, ending the month at $8.6 billion.

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Monthly Activity Data

	Apr-11	Mar-11	Apr-10	% Chg. M/M	% Chg. Y/Y
Trading days	20.0	23.0	21.0	N.M.	N.M.

DARTs	160,907	167,102	181,556	(3.7)%	(11.4)%

Gross new brokerage accounts	42,421	42,639	45,744	(0.5)%	(7.3)%
Gross new stock plan accounts	12,290	14,781	13,108	(16.9)%	(6.2)%
Gross new banking accounts	1,890	2,006	2,296	(5.8)%	(17.7)%

Total gross new accounts	56,601	59,426	61,148	(4.8)%	(7.4)%

Net new brokerage accounts	17,849	19,665	17,627	N.M.	N.M.
Net new stock plan accounts	(11,297)	3,204	158	N.M.	N.M.
Net new banking accounts	(4,769)	(5,127)	(11,326)	N.M.	N.M.

Net new accounts	1,783	17,742	6,459	N.M.	N.M.

End of period brokerage accounts	2,752,672	2,734,823	2,649,604	0.7%	3.9%
End of period stock plan accounts	1,056,808	1,068,105	1,026,361	(1.1)%	3.0%
End of period banking accounts	493,899	498,668	589,274	(1.0)%	(16.2)%

End of period total accounts	4,303,379	4,301,596	4,265,239	0.0%	0.9%

Customer Assets ($B)
Security holdings	$133.8	$130.0	$110.9	2.9%	20.6%
Customer payables (cash)	5.6	5.4	5.1	3.7%	9.8%
Customer cash balances held by third parties	3.4	3.4	3.1	0.0%	9.7%
Unexercised stock plan customer options (vested)	25.3	24.2	19.3	4.5%	31.1%

Customer assets in brokerage and stock plan accounts	168.1	163.0	138.4	3.1%	21.5%

Sweep deposits	17.4	17.1	13.3	1.8%	30.8%

Savings, transaction and other	8.6	8.8	10.7	(2.3)%	(19.6)%

Customer assets in banking accounts	26.0	25.9	24.0	0.4%	8.3%

Total customer assets	$194.1	$188.9	$162.4	2.8%	19.5%

Net new brokerage assets ($B)(1)	$0.8	$1.3	$0.7	N.M.	N.M.
Net new banking assets ($B)(1)	(0.2)	(0.1)	(0.5)	N.M.	N.M.

Net new customer assets ($B)(1)	$0.6	$1.2	$0.2	N.M.	N.M.

Brokerage related cash ($B)	$26.4	$25.9	$21.5	1.9%	22.8%
Other customer cash and deposits ($B)	8.6	8.8	10.7	(2.3)%	(19.6)%

Total customer cash and deposits ($B)	$35.0	$34.7	$32.2	0.9%	8.7%

(1)	Net new customer assets are total inflows to all new and existing customer accounts less total outflows from all closed and existing customer accounts. The net new banking assets and net new brokerage assets metrics treat asset flows between E*TRADE entities in the same manner as unrelated third party accounts.

About E*TRADE Financial

The E*TRADE Financial family of companies provides financial services including online brokerage and related banking products and services to retail investors. Specific business segments include Trading and Investing and Balance Sheet Management. Securities products and services are offered by E*TRADE Securities LLC (Member FINRA/SIPC). Bank products and services are offered by E*TRADE Bank, a Federal savings bank, Member FDIC, or its subsidiaries.

Registration Statement

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC toll-free at (800) 245-8812.

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Important Notices

E*TRADE Financial, E*TRADE and the E*TRADE logo are trademarks or registered trademarks of E*TRADE Financial Corporation. ETFC-G

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